September 1, 2021

DeCarlo McLaren Attorney, Disclosure Review and Accounting Office Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Simplify Exchange Traded Funds (the “Trust” or the “Registrant”) File Nos. 811-23570, 333-238475

Dear Mr. McLaren:

On June 24, 2021, Simplify Exchange Traded Funds (the “Trust” or the “Registrant”), on behalf of its series, Simplify Risk Parity Treasury ETF and Simplify Tail Risk Strategy ETF (each a “Fund” and collectively, the “Funds”), filed post-effective amendment no. 16 to the Trust’s registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to add two new series to the Trust. On August 12, 2021, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment.

General

Comment 1. The Staff notes material deficiencies in the filing including vague disclosure regarding each Fund’s strategy. The Staff further notes that it did not complete a full review of the filing and expects significant revisions to the filing in response to these comments. The Staff requests that the Registrant delay the effectiveness of the prospectus until the Staff has time to review the revised disclosure.

Response. The Registrant has agreed to delay the effectiveness of the prospectus until September 10, 2021 in order to allow the Staff to review the revised disclosure.

September 1, 2021

Simplify Risk Parity Treasury ETF

Prospectus

Fund Summary

Comment 2. The Staff notes that funds that utilize leverage typically include key disclosure that describe the unique features of the fund. Please add disclosure explaining:

•	How this Fund is different than most mutual funds;
•	The implications of pursuing a leveraged investment strategy;
•	The effect of leverage on the Fund’s performance and benchmark implications for the Fund’s performance;
•	The Fund is not suitable for all investors and is designed to be utilized for sophisticated investors that understand risks of leverage;
•	The consequences of quarterly leverage results and the requirement to actively monitor and manage their investment;
•	Investors that do not understand the Fund or do not intend to actively manage their investment should not buy shares of the Fund;
•	In light of the impact of compounding how this Fund is appropriate for long term holding in times of long term volatility; and
•	The implication of investing on any day other than rebalance date.

Response. The Registrant declines to revise its existing disclosure. The Registrant notes that it has revised the Fund’s investment objective such that the Fund seeks to provide total return, before fees and expenses, that matches or outperforms the performance of the ICE US Treasury 20+ Year Index. The Fund no longer seeks to provide the 2.5x of the US Treasury 7-10 Year Treasury Index.

Investment Objective

Comment 3. Rule 18f-4 of the Investment Company Act of 1940, as amended, permits new leveraged exchange traded funds so long as a fund meets the conditions of Rule 6(c)-11 and Rule 18(f)-4. The Fund’s current investment strategy is impermissible absent exemptive relief. Please outline the Fund’s plans for compliance with Rule 18(f)-4 including a preliminary overview of the key elements of the Registrant’s derivatives risk management program and the Fund’s anticipated use of a relative or absolute value at risk test including the Fund’s designated index.

Response. The Registrant notes that the Fund will fully comply with the requirements for funds that utilize leverage. The Registrant further notes that it does not intend to comply with Rule 18(f)-4 prior to its compliance date but will be in compliance with Rule 18(f)-4 by August 19, 2022. The Registrant acknowledges that the Fund will comply with either the relative and absolute VaR tests and, if it relies on the relative VaR test, will have designated the ICE US Treasury 20+ Year Index as its reference index for its relative VaR calculation. The Registrant has revised each instance of the Fund’s investment objective to read as follows (added text is underlined and deleted text is struck):

September 1, 2021

The Simplify Risk Parity Treasury ETF (the “Fund”) seeks to provide total return, before fees and expenses, that matches or outperforms ~~two and half times (2.05x) of~~ the ~~ICE U.S. Treasury 7-10 Year TR Index~~ the performance of the ICE US Treasury 20+ Year Index on a calendar quarter basis. The Fund does not seek to achieve its stated investment objective over a period of time different than a full calendar quarter.

The Registrant has revised the second paragraph under “Principal Investment Strategies” in the summary portion of the Fund’s prospectus to read as follows (added text is underlined and deleted text is struck):

The Fund may engage in rebalancing to position its portfolio so that its exposure to the Index is consistent with its quarterly investment objective ~~(2.05x)~~. The impact of changes to the value of the Index each month will affect whether the Fund’s portfolio needs to be rebalanced.

The Registrant has revised the first sentence under “Parity ETF” under “PRINCIPAL INVESTMENT STRATEGIES” to read as follows (added text is underlined and deleted text is struck):

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to provide total return, before fees and expenses, that matches or outperforms the ~~approximately two and a half times (2.05x) of~~ performance of the ICE US Treasury 20+ Year Index ~~ICE U.S. Treasury 7-10 Year TR Index~~ (the “Index”) for a calendar quarter basis, not for any other period, primarily by purchasing or selling futures contracts, call options, and put options on treasury futures.

The Registrant has revised the second sentence of the third paragraph under “Parity ETF” under “PRINCIPAL INVESTMENT STRATEGIES” to read as follows (added text is underlined and deleted text is struck):

Rebalancing over time means that the return of the Fund for a period longer than a calendar quarter will be the result of quarterly returns compounded over the period, which will very likely differ in amount, and possibly even direction, from ~~two times (2.05x)~~ the return of the Index for the same period.

Fees and Expenses of the Fund

Comment 4. Please confirm that any fees charged for the purchase or sale of creation units are excluded from the fee table.

Response. The Registrant confirms that any fees charged for the purchase or sale of creation units are excluded from the fee table.

September 1, 2021

Comment 5. Since the Fund is not estimating any acquired fund fees and expenses, please remove footnote 2 to the Fund’s fee table.

Response. The Registrant has deleted footnote 2 to the Fund’s fee table and removed the acquired fund fees and expenses line item from the Fund’s fee table.

Principal Investment Strategies

Comment 6. The Staff notes that pursuant to Rule 35(d)-1, the Fund is required to invest 80% of the Fund’s assets in Treasuries. Please revise the Fund’s principal investment strategies to include the aforementioned investment policy.

Response. The Registrant has revised the existing disclosure and added risk disclosure corresponding to the Fund’s investments in U.S. Treasuries (added text is underlined and deleted text is struck):

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks total return, before fees and expenses, that matches or outperforms ~~two and half times (2.05x) of~~ the performance of the ICE US Treasury 20+ Year Index (the “Index”) for a calendar quarter, not for any other period~~,~~. ~~primarily by purchasing or selling futures contracts, call options, and put options on treasury futures~~. Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in futures contracts, call options, ~~and~~ put options on U.S. treasury futures, U.S. Government securities, such as bills, notes and bonds issued by the U.S. Treasury or fixed income ETFs that invest in U.S. Treasuries. The Fund ~~will~~ may hold cash and cash-like instruments or high-quality short term fixed income securities (collectively, “Collateral”). The Collateral may consist of (1) U.S. Government securities, such as bills, notes and bonds issued by the U.S. Treasury with a duration of less than two years; (2) money market funds; (3) fixed income ETFs; and/or (4) corporate debt securities, such as commercial paper and other short-term unsecured promissory notes issued by companies that are rated investment grade or of comparable quality.

U.S. Treasuries Risk. U.S. Treasury obligations are backed by the “full faith and credit” of the U.S. government and generally have negligible credit risk. Securities issued or guaranteed by federal agencies or authorities and U.S. government-sponsored instrumentalities or enterprises may or may not be backed by the full faith and credit of the U.S. government.

September 1, 2021

Comment 7. For purposes of calculating compliance with the Fund’s 80% investment policy, please confirm that the Fund will use the mark-to-market value of any derivatives included in the investment policy.

Response. The Registrant confirms that derivatives may be included in the Fund’s 80% investment policy. For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 under the 1940 Act (a “35d-1 Policy”), the Fund may account for a derivative position by reference to its mark-to-market value or notional value. Prior SEC guidance indicates that the Fund may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Fund’s exposure to investments that are consistent with its 35d-1 Policy. See, e.g., “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13 (stating that in “…appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”) The Registrant believes that using notional amount provides the truest measure of exposure to an asset class. For example, an S&P 500 fund could hold all 500 stocks in appropriate amounts so that the fund would be expected to track the S&P 500 index. This portfolio configuration (configuration #1) would be consistent with Rule 35d-1. In the alternative, an S&P 500 fund could hold cash and an appropriate notional amount of S&P 500 futures. At the outset, the mark-to-market value of the futures would be zero. This portfolio configuration (configuration #2) would be inconsistent with Rule 35d-1 if a mark-to-market approach is used. However, if a notional value approach is used, this portfolio configuration #2 would be consistent with Rule 35d-1. That is, both the stock portfolio approach and the futures approach would produce returns that would be expected to track the S&P 500 index. For these reasons, the Registrant believes that a notional value approach provides the truest measure of conformity with the principles of Rule 35d-1.

Principal Investment Risk

Comment 8. Please explain in more detail the risk of compounding and market volatility. Please include a chart that demonstrates the impact of volatility on the Fund’s performance as compared to other funds.

Response. Upon review, the Registrant notes that because the Fund seeks only quarterly index tracking, the effect of compounding is de minimis and notes that the same holds for the effect of volatility. Furthermore, the Registrant declines to add the requested chart.

Comment 9. With regard to the Fund’s leverage risk – please expand the discussion of the effect of leverage on the Fund’s net asset value and how the Fund will manage such risk. Please consider moving leverage risk and compounding risk higher in principal risk section.

Response. The Registrant declines to revise the existing disclosure based on the Fund’s revised investment objective. Furthermore, the Registrant has deleted the compounding risk disclosure as it is no longer applicable based on the Fund’s revised investment objective.

Portfolio Managers

Comment 10. Please disclose the month and date the portfolio manager assumed managing the Fund. Please supplementally inform the Staff of the Fund’s benchmark.

Response. The Registrant notes that the Fund’s intended benchmark is ICE US Treasury 20+ Year Index. The Registrant has revised the existing disclosure regarding portfolio managers as follows (added text is underlined):

Portfolio Managers: Paul Kim, Chief Executive Officer of the Adviser, and David Berns, Chief Investment Officer of the Adviser, Shailesh Gupta, Managing Director, have each served the Fund as a portfolio manager since it commenced operations in September 2021. Mr. Kim, Dr. Berns, and Mr. Gupta are jointly and primarily responsible for the management of the Fund.

September 1, 2021

Simplify Tail Risk Strategy ETF

Fees and Expenses of the Fund

Comment 11. Please confirm that any fees charged for the purchase or sale of creation units are excluded from the fee table.

Response. The Registrant confirms that any fees charged for the purchase or sale of creation units are excluded from the fee table.

Comment 12. Since the Fund is not estimating any acquired fund fees and expenses, please remove footnote 2 to the Fund’s fee table.

Response. The Registrant has deleted footnote 2 to the Fund’s fee table and removed the acquired fund fees and expenses line item from the Fund’s fee table.

Principal Investment Strategies

Comment 13. With regard to the Fund’s income strategy, the Staff notes that Fund will invest in fixed income, equity, income generating securities – please clarify how many securities the Fund intends to holds and how the Fund will select the securities it invests in. Please revise the disclosure to specify how the Fund’s equity and fixed income strategies work together. Please clarify whether the Fund intends to invest in ETFs vs. direct investments in equities vs. fixed income securities. Furthermore, please clarify whether the Fund will invest in fixed income ETFs. Please clarify about how much of the Fund’s portfolio is subject to the Fund’s downside mitigation strategy.

Response. The Registrant has revised the existing disclosure (deleted text is struck and added text is underlined):

The Fund invests in fixed income ~~securities, equity securities,~~ and income generating ETFs. ~~The Fund defines equity securities as common stock, real estate investment trusts (“REITs”), master limited partnerships (“MLPs”), preferred stock, ETFs that invest in common or preferred stock, or futures on common or preferred stock.~~ The Fund will invest between 50-90% of the Fund’s asset in income generating ETFs including affiliated funds managed by the Adviser. The Fund considers an ETF an income generating ETF if the ETF demonstrates an attractive distribution or income yield, for example ETFs that invest in REITs or MLPs or ETFs that seek to provide the inverse of the S&P 500 VIX short-term futures index. The Fund defines fixed income ETFs ~~securities~~ as ETFs that invest in debt securities of any credit quality or maturity. Fixed income ~~securities~~ ETFs may include invest in securities with credit quality below investment grade (commonly referred to as “junk bonds”). The Fund defines junk bonds as those rated below Baa3 by Moody’s Investors Service or below BBB- by Standard and Poor’s Rating Group, or, if unrated, determined by the Adviser to be of similar credit quality. The Fund invests in companies without restriction as to capitalization. Under normal circumstances the Fund may invest in shares of any fund in Simplify Exchange Traded Funds (the “Trust”), each an affiliated ETF ~~open-end investment company~~.

September 1, 2021

The Fund may invest up to 20% of the Fund’s portfolio in derivatives to hedge all or some of the downside risks associated with investing in equity securities commonly known as “tail risk”. Such derivatives may include puts and put spread options on ETFs, interest rate futures, and options, swaps, credit default swap index options or ETFs that invest in credit default swap index options, and over-the-counter foreign exchange (“FX”) futures and options. The Fund may temporarily invest in cash equivalents, debt securities and volatility-related derivative contracts. For example, if equity market volatility is increasing, the Fund may invest in options linked to securities and market indices, including the VIX index which represents expected return volatility of the S&P 500 Index. The adviser may utilize other derivative strategies to add additional layers of downside risk management and/or defray the cost of the strategies. The adviser believes its risk reduction strategies give it the flexibility to take advantage of opportunities that falling equity markets present. Nonetheless, if the adviser does not perceive appropriate opportunities, then the Fund may invest in cash equivalents. The adviser uses its tail risks hedging strategy to help protect against sudden market declines.

The Adviser selects derivatives based upon its evaluation of relative value based on cost, strike price (price that the option can be bought or sold by the option holder) and maturity (the last date the option contract is valid) and will exercise or close the options based on maturity or portfolio rebalancing requirements. The Adviser anticipates purchasing and selling its derivatives on a monthly, quarterly, and annual basis, depending upon the Fund’s rebalancing requirements and expiration dates. However, the Adviser may rebalance the Fund’s derivative portfolio on a more frequent basis for a number of reasons such as when market volatility renders the protection provided by the derivative strategy ineffective or a derivative position has appreciated to the point that it is prudent to decrease the Fund’s exposure and realize gains for the Fund’s shareholders. While the use of derivatives is intended to improve the Fund’s performance, there is no guarantee that it will do so.

Comment 12. With regard to the disclosure – “The Fund defines equity securities as common stock, real estate investment trusts (“REITs”), master limited partnerships (“MLPs”), preferred stock, ETFs that invest in common or preferred stock, or futures on common or preferred stock.” – please revise the disclosure to explain in plain English what is a REIT.

Response. The Registrant has revised the existing disclosure (added text is underlined and deleted text is struck):

The Fund invests in fixed income ~~securities, equity securities,~~ and income generating ETFs. ~~The Fund defines equity securities as common stock, real estate investment trusts (“REITs”), master limited partnerships (“MLPs”), preferred stock, ETFs that invest in common or preferred stock, or futures on common or preferred stock.~~ The Fund will invest between 50-90% of the Fund’s asset in income generating ETFs including affiliated funds managed by the Adviser. The Fund considers an ETF an income generating ETF if the ETF demonstrates an attractive distribution or income yield, for example ETFs that invest in REITs or MLPs or ETFs that seek to provide the inverse of the S&P 500 VIX Short-Term Futures Index. A REIT is a company that owns, operates, or finances income-generating real estate. An MLP is a business venture that exists in the form of a publicly traded limited partnership. The Fund defines fixed income ETFs ~~securities~~ as ETFs that invest in fixed income securities of any credit quality or maturity. Fixed income ~~securities~~ ETFs may ~~include~~ invest in securities with credit quality below investment grade (commonly referred to as “junk bonds”). The Fund defines junk bonds as those rated below Baa3 by Moody’s Investors Service or below BBB- by Standard and Poor’s Rating Group, or, if unrated, determined by the Adviser to be of similar credit quality. The Fund invests in companies without restriction as to capitalization. Under normal circumstances the Fund may invest in shares of any fund in Simplify Exchange Traded Funds (the “Trust”), each an affiliated ETF ~~open-end investment company~~.

September 1, 2021

Comment 13. The Staff notes that the Fund may invest in Master Limited Partnerships (“MLPs”). Please explain what MLPs are in plain English and include current income expense and deferred income expense lines in the Fund’s fee table. Furthermore, please disclose energy sector risk and tax risk related to MLPs.

Response. The Registrant declines to revise the Fund’s fee table to include current income expenses and deferred income expense because both items will be included in the fee table’s other expense line item. The Registrant has revised the existing disclosure and replaced the existing MLP risk disclosure with the following risk disclosures (added text is underlined):

The Fund invests in fixed income ~~securities, equity securities,~~ and income generating ETFs. ~~The Fund defines equity securities as common stock, real estate investment trusts (“REITs”), master limited partnerships (“MLPs”), preferred stock, ETFs that invest in common or preferred stock, or futures on common or preferred stock.~~ The Fund will invest between 50-90% of the Fund’s asset in income generating ETFs including affiliated funds managed by the Adviser. The Fund considers an ETF an income generating ETF if the ETF demonstrates an attractive distribution or income yield, for example ETFs that invest in REITs or MLPs or ETFs that seek to provide the inverse of the S&P 500 VIX short-term futures index. A REIT is a company that owns, operates, or finances income-generating real estate. An MLP is a business venture that exists in the form of a publicly traded limited partnership. The Fund defines fixed income ETFs ~~securities~~ as ETFs that invest in securities of any credit quality or maturity. Fixed income ~~securities~~ ETFs may ~~include~~ invest in securities with credit quality below investment grade (commonly referred to as “junk bonds”). The Fund defines junk bonds as those rated below Baa3 by Moody’s Investors Service or below BBB- by Standard and Poor’s Rating Group, or, if unrated, determined by the Adviser to be of similar credit quality. The Fund invests in companies without restriction as to capitalization. Under normal circumstances the Fund may invest in shares of any fund in Simplify Exchange Traded Funds (the “Trust”), each an affiliated ETF ~~open-end investment company~~.

MLP and MLP-Related Securities Risk. Investments in MLPs and MLP-related securities involve risks different from those of investing in common stock including risks related to limited control and limited rights to vote on matters affecting the MLP or MLP-related security, risks related to potential conflicts of interest between an MLP and the MLP’s general partner, cash flow risks, dilution risks (which could occur if the MLP raises capital and then invests it in projects whose return fails to exceed the cost of capital raised) and risks related to the general partner’s limited call right. MLPs and MLP-related securities are generally considered interest-rate sensitive investments. During periods of interest rate volatility, these investments may not provide attractive returns. Depending on the state of interest rates in general, the use of MLPs or MLP-related securities could enhance or harm the overall performance of the Fund.

September 1, 2021

MLP Tax Risk. MLPs, typically, do not pay U.S. federal income tax at the partnership level. Instead, each partner is allocated a share of the partnership’s income, gains, losses, deductions and expenses. A change in current tax law or in the underlying business mix of a given MLP could result in an MLP being treated as a corporation for U.S. federal income tax purposes, which would result in such MLP being required to pay U.S. federal income tax on its taxable income. The classification of an MLP as a corporation for U.S. federal income tax purposes would have the effect of reducing the amount of cash available for distribution by the MLP. Thus, if any of the MLPs owned by the Fund were treated as corporations for U.S. federal income tax purposes, it could result in a reduction of the value of your investment in the Fund and lower income, as compared to an MLP that is not taxed as a corporation.

Comment 14. With regard to the disclosure – “The Fund considers an ETF an income generating ETF if the ETF demonstrates an attractive distribution or income yield, …” – please quantify what the Fund believes is an attractive distribution or income yield. If the Fund intends to invest in leveraged or inverse ETFs, please disclose the risks of investing in such funds.

Response. The Registrant has revised the disclosure (added text is underlined and deleted text is struck):

The Fund invests in fixed income ~~securities, equity securities,~~ and income generating ETFs. ~~The Fund defines equity securities as common stock, real estate investment trusts (“REITs”), master limited partnerships (“MLPs”), preferred stock, ETFs that invest in common or preferred stock, or futures on common or preferred stock.~~ The Fund will invest between 50-90% of the Fund’s asset in income generating ETFs including affiliated funds managed by the Adviser. The Fund considers an ETF an income generating ETF if the ETF demonstrates an attractive distribution or income yield (i.e., a yield that is greater than 2 year Treasury notes) for example ETFs that invest in REITs or MLPs or ETFs that seek to provide the inverse of the S&P 500 VIX Short-Term Futures Index. A REIT is a company that owns, operates, or finances income-generating real estate. An MLP is a business venture that exists in the form of a publicly traded limited partnership. The Fund defines fixed income ETFs ~~securities~~ as ETFs that invest in debt securities of any credit quality or maturity. Fixed income ~~securities~~ ETFs may ~~include~~ invest in securities with credit quality below investment grade (commonly referred to as “junk bonds”). The Fund defines junk bonds as those rated below Baa3 by Moody’s Investors Service or below BBB- by Standard and Poor’s Rating Group, or, if unrated, determined by the Adviser to be of similar credit quality. The Fund invests in companies without restriction as to capitalization. Under normal circumstances the Fund may invest in shares of any fund in Simplify Exchange Traded Funds (the “Trust”), each an affiliated ETF ~~open-end investment company~~.

September 1, 2021

Comment 15. The Staff notes that the Fund may invest in shares of any fund in Simplify Exchange Traded Funds (the “Trust”), each an affiliated open-end investment company. – Please disclose any related conflicts of interests due to such investments.

Response. The Registrant has added the following disclosure to the summary and statutory portions of the prospectus:

Affiliated Investment Company Risk. The Fund may invest in affiliated underlying funds (the “Affiliated Funds”), unaffiliated underlying funds, or a combination of both. The Adviser, therefore, is subject to conflicts of interest in allocating the Fund’s assets among the Affiliated Funds. The Adviser will receive more revenue to the extent it selects Affiliated Fund rather than an unaffiliated fund for inclusion in the Fund’s portfolio. In addition, the Adviser may have an incentive to allocate the Fund’s assets to those Affiliated Funds for which the net advisory fees payable to the Adviser are higher than the fees payable by other Affiliated Funds. The Adviser has agreed to waive any portion of its management fee earned by investing the Fund’s assets invested in an Affiliated Fund.

Comment 16. Disclosure for any principal investment related to derivatives should be tailored specifically to how the Fund expects to be managed and should address those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type (see Barry Miller letter to ICI).

Response. The Registrant has revised the existing disclosure (added text is underlined and deleted text is struck):

The Fund may invest up to 20% of the Fund’s portfolio in derivatives to hedge all or some of the downside risks associated with investing in equity securities commonly known as “tail risk”. Such derivatives may include puts and put spread options on ETFs, interest rate futures, and options, swaps, credit default swap index options or ETFs that invest in credit default swap index options, and over-the-counter foreign exchange (“FX”) futures and options. The Fund may temporarily invest in cash equivalents, debt securities and volatility-related derivative contracts. For example, if equity market volatility is increasing, the Fund may invest in options linked to securities and market indices, including the VIX index which represents expected return volatility of the S&P 500 Index. ~~The adviser may utilize other derivative strategies to add additional layers of downside risk management and/or defray the cost of the strategies.~~ The Adviser believes its risk reduction strategies give it the flexibility to take advantage of opportunities that falling equity markets present. Nonetheless, if the Adviser does not perceive appropriate opportunities, then the Fund may invest in cash equivalents. The Adviser uses its tail risks hedging strategy to help protect against sudden market declines.

September 1, 2021

The Adviser selects derivatives based upon its evaluation of relative value based on cost, strike price (price that the option can be bought or sold by the option holder) and maturity (the last date the option contract is valid) and will exercise or close the options based on maturity or portfolio rebalancing requirements. The Adviser anticipates purchasing and selling its derivatives on a monthly, quarterly, and annual basis, depending upon the Fund’s rebalancing requirements and expiration dates. However, the Adviser may rebalance the Fund’s derivative portfolio on a more frequent basis for a number of reasons such as when market volatility renders the protection provided by the derivative strategy ineffective or a derivative position has appreciated to the point that it is prudent to decrease the Fund’s exposure and realize gains for the Fund’s shareholders. While the use of derivatives is intended to improve the Fund’s performance, there is no guarantee that it will do so.

Comment 17. With regard to the disclosure “Such derivatives may include puts and put spread options on ETFs, interest rate futures and options, credit default swap index options or ETFs that invest in credit default swap index options, and over-the-counter foreign exchange (“FX”) futures and options.” – please provide a plain English explanation of each type of derivative.

Response. The Registrant has revised the existing disclosure (added text is underlined):

Such derivatives may include puts and put spread options on ETFs (a put spread option strategy is when the Adviser buys and sells an equal number of put options but with different strike prices), interest rate futures and options (derivatives that allow the buyer or seller to purchase or sell an interest bearing asset at a future date), credit default swap index options (options to buy or sell protection on a specific reference credit with a specific maturity), ETFs that invest in credit default swap index options, and over-the-counter foreign exchange (“FX”) futures and options (currency derivative contracts that obligate the buyer or seller to transact at a set price and predetermined time).

Comment 18. With regard to the Fund’s investments in FX over-the-counter options, please add risk disclosure that foreign exchanges may be open on the days when the Fund does not price its securities and the value of the Fund’s securities may change on days when shareholders may not be able to purchase or sell.

Response. The Registrant has added the following disclosure to the summary and statutory portions of the prospectus:

Foreign Exchange Risk. Because options held by the Fund may trade on foreign exchanges that are closed when the Fund’s primary listing exchange is open, there are likely to be deviations between the current price of a security and the security’s last quoted price from the closed foreign market. This may result in premiums and discounts that are greater than those experienced by domestic ETFs.

September 1, 2021

Comment 19. With regard to the following disclosure – “The adviser may utilize other derivative strategies to add additional layers of downside risk management and/or defray the cost of the strategies” – please provide disclosure regarding the other derivative strategies.

Response. In addition to the changes described in responses to comments 17 and 18, the Registrant has revised the disclosure (deleted text is struck):

The Fund may invest in derivatives to hedge all or some of the downside risks associated with investing in equity securities commonly known as “tail risk”. Such derivatives may include puts and put spread options on ETFs, interest rate futures and options, credit default swap index options or ETFs that invest in credit default swap index options, and over-the-counter foreign exchange (“FX”) futures and options. The Fund may temporarily invest in cash equivalents, debt securities and volatility-related derivative contracts. For example, if equity market volatility is increasing, the Fund may invest in options linked to securities and market indices, including the VIX index which represents expected return volatility of the S&P 500 Index. ~~The adviser may utilize other derivative strategies to add additional layers of downside risk management and/or defray the cost of the strategies.~~ The Adviser believes its risk reduction strategies give it the flexibility to take advantage of opportunities that falling equity markets present. Nonetheless, if the Adviser does not perceive appropriate opportunities, then the Fund may invest in cash equivalents. The Adviser uses its tail risks hedging strategy to help protect against sudden market declines.

Comment 20. The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the Fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the Fund. Pursuant to remarks from Dalia Blass, the former Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that the greatest risks are listed first. The remaining risks can be listed alphabetically. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response. The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

September 1, 2021

Comment 21. With regard to the Credit Default Swap Risk, the Staff notes that the first two sentences do not describe a risk and should be moved to the Fund’s principal investment strategies section.

Response. The Registrant declines to revise the existing disclosure. The Registrant notes that the first two sentences provide context for the remaining disclosure.

Statement of Additional Information

Comment 22. For ease of reference, please revise the website listed on the cover of the statement additional information to one that provides a direct URL to the Funds’ prospectus.

Response. The Registrant has revised the disclosure (added text is underlined and deleted text is struck):

You may also obtain a Prospectus by visiting the website at ~~www.simplify.us.~~ https://www.simplify.us/etfs.

If you have any questions or additional comments, please call the undersigned at (614) 469-3294.

Very truly yours,

/s/ Brian Doyle-Wenger

Brian Doyle-Wenger